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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                        UNITED STATES FILTER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                    VIVENDI
                             EAU ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   911843209
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                                 MICHEL AVENAS

                             EAU ACQUISITION CORP.
              C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.
                                800 THIRD AVENUE
                                   38TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212)753-2000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                              DANIEL A. NEFF, ESQ.
                            TREVOR S. NORWITZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------
                $5,733,878,913                                    $1,146,775.78
------------------------------------------------------------------------------------------------
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

 * For purposes of calculating the filing fee only. Based upon 182,027,902 shares of Common Stock, par value $.01 per share, of United States Filter Corporation outstanding on March 22, 1999.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

       Amount Previously Paid                                        None
       Form of Registration No.:                                      N/A
       Filing Party:                                                  N/A
       Date Filed:                                                    N/A

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

                          SCHEDULE 14D-1/SCHEDULE 13D

    CUSIP NO. 88553V107

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
           Eau Acquisition Corp.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           58,634,357*
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 26.9%*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                          SCHEDULE 14D-1/SCHEDULE 13D

    CUSIP NO. 88553V107

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           Vivendi S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
           (N/A)
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS BK, OO
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION France
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           58,634,357*
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 26.9%*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

---------------

* On March 22, 1999, Vivendi ("Parent") entered into support agreements (the "Support Agreements") with certain stockholders and three executive officers of United States Filter Corporation (the "Com-
pany"), which are described in Section 11 of the Offer to Purchase dated March 26, 1999 filed as an exhibit to this Schedule 14D-1. Pursuant to the Support Agreements, upon the terms set forth therein, the parties to the Support
  Agreements generally have agreed to tender, in accordance with the terms of the tender offer described in this statement (the "Offer") an aggregate of 22,410,805 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). In addition, the parties to the Support Agreements have granted an irrevocable proxy with respect to such shares of Common Stock to Parent. The three executive officers who are parties to Support Agreements have also granted to Parent an option to purchase their aggregate 657,946 shares at an exercise price of $31.50, exercisable upon the terms set forth therein. Parent has also agreed in the Support Agreements with the stockholders of the Company who are not executive officers of the Company, to purchase the shares owned by such stockholders in the event the Offer is terminated or withdrawn. Vivendi and the Company also entered into a Stock Option Agreement on March 22, 1999, pursuant to which the Company granted to Parent an option to purchase 36,223,552 Shares at an exercise price of $31.50 per share, which is not currently exercisable but would become exercisable by Parent pursuant to the terms and conditions of the Stock Option Agreement if the Company were to become obligated to pay the Termination Fee (as defined in the Merger Agreement) in accordance with the Merger Agreement. The Stock Option Agreement is described in Section 11 of the Offer to Purchase dated March 26, 1999 filed as an exhibit to this Schedule 14D-1.

     This Schedule 14D-1 Tender Offer Statement relates to the offer by Eau Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Vivendi, a societe anonyme organized under the laws of France ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of United States Filter Corporation, a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 27, 1998, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent.

     This Statement also constitutes a Statement on Schedule 13D with respect to beneficial ownership of Shares resulting from the Support Agreements and the Stock Option Agreement. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is United States Filter Corporation. The address of its principal executive offices is 40-004 Cook Street, Palm Desert, California 92211.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule 1 ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"),
Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

     (e) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   --   Offer to Purchase, dated March 26, 1999.
(a)(2)   --   Letter of Transmittal.
(a)(3)   --   Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
(a)(4)   --   Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.
(a)(5)   --   Notice of Guaranteed Delivery.
(a)(6)   --   Guidelines for Certification on Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Text of press release issued by Parent and the Company on
              March 22, 1999.
(a)(8)   --   Summary Advertisement, dated March 26, 1999.
(c)(1)   --   Agreement and Plan of Merger, dated as of March 22, 1999 by and among the Company, the Purchaser and Parent.
(c)(2)   --   Form of Support Agreement between Parent and the Apollo
              Stockholders.
(c)(3)   --   Support Agreement between Parent and the Bass Stockholders.
(c)(4)   --   Form of Support Agreement between Parent and Management.
(c)(5)   --   Employment Agreement among the Company, Parent and Richard
              J. Heckmann.
(c)(6)   --   Employment Agreement among the Company, Parent and Andrew D.
              Seidel.
(c)(7)   --   Employment Agreement among the Company, Parent and Kevin L.
              Spence.
(c)(8)   --   Stock Option Agreement dated as of March 22, 1999 between
              Company and Parent.
(c)(9)   --   Confidentiality Agreement, dated as of March 15, 1999
              between the Company and Parent.
(c)(10)  --   Letter Agreement dated March 22, 1999 between Parent,
              Company and Richard J. Heckmann.
(d)      --   Not applicable.
(e)      --   Not applicable.
(f)      --   Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1999

                                          VIVENDI

                                          By:    /s/ JEAN-MARIE MESSIER
                                            ------------------------------------
                                            Name: Jean-Marie Messier
                                            Title: Chairman and Chief Executive
                                              Officer

                                          EAU ACQUISITION CORP.

                                          By:    /s/ JEAN-MARIE MESSIER
                                            ------------------------------------
                                            Name: Jean-Marie Messier
                                            Title: President

                                 EXHIBIT INDEX

                                                                            SEQUENTIALLY
EXHIBIT                                                                       NUMBERED
  NO.                                 DESCRIPTION                              PAGES
-------                               -----------                           ------------
(a)(1)   --   Offer to Purchase, dated March 26, 1999.
(a)(2)   --   Letter of Transmittal.
(a)(3)   --   Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
(a)(4)   --   Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.
(a)(5)   --   Notice of Guaranteed Delivery.
(a)(6)   --   Guidelines for Certification on Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Text of press release issued by Parent and the Company on
              March 22, 1999.
(a)(8)   --   Summary Advertisement, dated March 26, 1999.
(c)(1)   --   Agreement and Plan of Merger, dated as of March 22, 1999 by and among the Company, the Purchaser and Parent.
(c)(2)   --   Form of Support Agreement between Parent and the Apollo
              Stockholders.
(c)(3)   --   Support Agreement between Parent and the Bass Stockholders.
(c)(4)   --   Form of Support Agreement between Parent and Management.
(c)(5)   --   Employment Agreement among the Company, Parent and Richard
              J. Heckmann.
(c)(6)   --   Employment Agreement among the Company, Parent and Andrew D.
              Seidel.
(c)(7)   --   Employment Agreement among the Company, Parent and Kevin L.
              Spence.
(c)(8)   --   Stock Option Agreement dated as of March 22, 1999 between
              Company and Parent.
(c)(9)   --   Confidentiality Agreement, dated as of March 15, 1999
              between the Company and Parent.
(c)(10)  --   Letter Agreement dated March 22, 1999 between Parent,
              Company and Richard J. Heckmann.
(d)      --   Not applicable.
(e)      --   Not applicable.
(f)      --   Not applicable.